Exhibit 23.5

CONSENT OF BOENNING & SCATTERGOOD, INC.

We hereby consent to the use of our fairness opinion included as Annex B to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 relating to the proposed merger between Peoples Financial Services Corp. and Penseco Financial Services Corporation and to the reference to our firm’s name under the captions “Background of the Merger”, “Peoples’ Reasons for the Merger”, “Recommendation of Peoples’ Board of Directors”, and “Opinion of Peoples’ Financial Advisor” in such Joint Proxy Statement/Prospectus. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Boenning & Scattergood, Inc.

By:	/s/ Charles K. Hull

West Conshohocken, Pennsylvania

August 13, 2013